Exhibit (d)(xxix)
AMENDMENT TO SUBADVISORY AGREEMENT
This Amendment is made on the last date executed below, and is by and between Janus Capital Management LLC (“Subadviser”), and SunAmerica Asset Management Corp. (“Adviser”).
BACKGROUND
A	Adviser and Subadviser are parties to a Subadvisory Agreement dated April 3, 2002 (the “Agreement”).

B	Adviser desires to establish a hyperlink from its web site to one or more of Subadviser’s owned web sites, which may include but not be limited to http://janus.com.

C	The parties wish to further amend the Agreement as set forth below.
AMENDMENT
For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:
1.	The following new paragraph shall be added to Section 8:

“All references to “the name or mark ‘Janus” shall be construed to include, but not be limited to, the Janus logo, the web site www.janus.com, any and all electronic links relating to such web site, and any URL for any web site established and maintained by Subadviser or its affiliates. Subadviser retains the right, title and interest to its Service/Trade Marks (including but not limited to the janus.com URL(s)) and grants only a limited license to Adviser to use its URL(s) solely in connection with the Agreement for the purposes specified therein. All goodwill associated with the name and mark “Janus” shall inure to the benefit of Subadviser. Upon termination of this Agreement for any reason, Adviser will immediately cease any and all use of any and all Janus mark(s).

2.	The Agreement, as modified by this Amendment, is ratified and confirmed.

3.	This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS CAPITAL MANAGEMENT LLC		SUNAMERICA ASSET MANAGEMNT CORP.

By:	/s/ BONNIE M. HOWE	By:	/s/ ROBERT M. ZAKEM

Name:	Bonnie M. Howe	Name:	Robert M. Zakem

Title:	Vice President	Title:	SVP & General Counsel

Date:	November 25, 2002	Date:	December 2, 2002